

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 16, 2024

Fangfei Liu
Chief Financial Officer
Baijiayun Group Ltd.
24F, A1 South Building, No. 32 Fengzhan Road
Yuhuatai District, Nanjing 210000
The People's Republic of China

> **Re: Baijiayun Group Ltd.**
> **Form 20-F for the fiscal year ended June 30, 2023**
> **File No. 001-33176**

Dear Fangfei Liu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 20-F for the fiscal year ended June 30, 2023

Risk Factors, page 5

1.   We note that you have omitted the risk factor titled, "The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could results in a material change in our operations, significantly limit or completely hinder our ability to offer securities overseas, and cause the value of the ordinary shares to significantly decline or be worthless" from your 20-F for the fiscal year ended June 30, 2023 that was presented in your 20-F for the fiscal year ended June 30, 2022. It does not appear that there have been changes in the regulatory environment in the PRC during this time warranting revised disclosure to mitigate the challenges you face and related disclosures. Please tell us the reason for this change or revise your disclosure in future filings to include this risk factor.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Technology